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THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

April 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:          Ray Be

Re:	Horizon Technology Finance Corporation
Preliminary Proxy Statement on Schedule 14A Filed March 14, 2023
File Number: 814-00802

Dear Mr. Be:

On behalf of Horizon Technology Finance Corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Ray Be of the Staff on March 20, 2023 relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company has today filed its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). For your convenience, a transcription of the Staff’s comment is included in this letter, and the comment is followed by the applicable response. Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Definitive Proxy Statement.

1.

With a view towards potential disclosure, please explain the impact of the termination of the Current Investment Management Agreement would have on the incentive fee cap period. It is unclear, for example, whether the incentive fee cap is reducing incentive fees payable and whether the New Investment Management Agreement will make incentive fees payable in the near term. If so, revise the proxy statement to disclose the impact to stockholders and how the Board of Directors of the Company considered the issue.

Response:

The Company hereby supplementally confirms that the entrance into the Transaction and the termination of the Current Investment Management Agreement and entry into the New Investment Management Agreement would not reset the look-back period, reduce or increase the calculation of cumulative incentive fees previously paid during the look-back period or affect the payment of the incentive fees. All determinations of incentive fees payable will be calculated as if the Current Investment Management Agreement were still operative.

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Ray Be April 6, 2023 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Thomas J. Cheeseman at 617.728.7162 (or by email at thomas.cheeseman@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Robert D. Pomeroy, Jr., Horizon Technology Finance Corporation

John C. Bombara, Horizon Technology Finance Corporation

Ken Young, Dechert LLP

Thomas J. Cheeseman, Dechert LLP